November 29, 2006

VIA FEDERAL EXPRESS AND EDGAR

Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attn: Ms. Donna Levy

Re: Index Oil and Gas, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed October 11, 2006 (the “Registration Statement”)
File No. #333-137957

Dear Ms. Levy:

This letter responds to comments contained in the Staff letter, dated November 9, 2006 addressed to Mr. Lyndon West, the Company’s Chief Executive Officer, with respect to the Company’s filing of the Registration Statement.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the Registration Statement and filed an amended Registration Statement accordingly (the “Amended Registration Statement”).

General

1.	Please monitor your requirement to update your financial statements, as indicated in Rule 3-10(g) of Regulation S-B.

Response:

The Company has updated its financial statements included in the Amended Registration Statement to include the financial statements for the six months ended September 30, 2006.

2.
We note your responses to the letters sent to you in regard to your Form 10-KSB for the fiscal year ended December 31, 2005 and Form 8-K/A filed June 13, 2006. Please ensure that you make all corresponding changes to the information in the SB-2, as appropriate.

Response:

In accordance with the responses previously submitted to the Commission (the “Responses”), the Company has amended its Annual Report for the fiscal year ended December 31, 2005 and its Current Report on Form 8-K/A filed on June 13, 2006, by filing with the SEC an amended Annual Report for the fiscal year ended December 31, 2005 on Form 10-KSB/A on November 28, 2006, and an amended Current Report on Form 8-K/A November 28, 2006. The Company has updated its financial statements included in the Amended Registration Statement to include the Responses to extend they are applicable.

Selling Stockholders, page 15

3.
In footnotes to the selling shareholder ownership table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance’s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations. For example, we note you have not identified a natural person for Delott Group Corp.; Purepower Corp.; Unigrup SA; Wuxi Corporation A V V; Blenton Management; Marvel Economistas, S.L.; Gerlach & Co.; Sequoyah Index Ltd.; ICON Corporate Finance Limited; and Anta Inversiones y Asesoramiento S.A.

Response:

The Company has revised the selling stockholders table on p.16 in the Amended Registration Statement to identify in the explanatory footnotes the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders.

4.
In regard to the selling shareholders in Group B, you indicate that Messers. West, Boetius, Murphy, Scrutton and Jenkins will own the same number of shares after the offering as before the offering. Please advise.

Response:

The Company has revised the selling stockholders table on p.16 in the Amended Registration Statement to indicate that each of Messers. West, Boetius, Murphy, Scrutton and Jenkins are also contractually limited by the agreements entered into by each one of the aforementioned individuals and the Company pursuant to which they are limited in their ability to sell the shares of common stock. The contractual limitations restricting the ability of each of the aforementioned individuals to sell their shares of common stock of the Company are dependent on (i) date of sale, and (ii) the average market price of the Company’s common stock as quoted on the OTCBB for the 5 preceding trading days (the “Price”):

PRIOR TO 1/20/06		1/20/06 - 1/20/08

Director/Officer’s name	% Of Shares That Maybe Sold		% Of Shares That Maybe Sold

Lyndon West	None	Lyndon West	100%
Andrew Boetius	None	Andrew Boetius	100%
Daniel Murphy	None	Daniel Murphy	100%
Michael Scrutton	None	Michael Scrutton	100%
David Jenkins	None	David Jenkins	100%

FROM 1/20/06 TO 1/20/08
Director/Officer’s name	Price>$1.50	% Of Shares That Maybe Sold Based on Average Price Per Share $1.49>Price>$1.00	$0.99>Price
Lyndon West	Up to 15%	Up to 20%	25% - 100%*
Andrew Boetius	Up to 15%	Up to 20%	25% - 100%*
Daniel Murphy	Up to 15%	Up to 20%	25% - 100%*
Michael Scrutton	Up to 15%	Up to 20%	25% - 100%*
David Jenkins	Up to 15%	Up to 20%	25% - 100%*
*Depending on whether the Price if above or below $0.80.

In light of the above, the Company has revised the selling shareholder table to reflect that the aforementioned directors/officers will be able to sell a portion of their shares starting January 20, 2007, but will have the ability to sell all of their shares beginning on January 20, 2008.

5.	In regard to SG Private Banking (Suisse) S.A., a shareholder in Group C, you have four asterisks after its name, but no corresponding footnote after the table. Please advise.

Response:

The Company has mistakenly included four asterisks next to SG Private Banking (Suisse) S.A. shareholder in Group C and accordingly the reference to the four asterisks has been deleted.

6.
In the second footnote after the table that is marked by a double asterisk, you reference shares issuable upon conversion of the “secured convertible debentures.” It does not appear that you have issued any convertible debentures. Please advise.

Response:

The Company has mistakenly included a reference to shares issuable upon conversion of the “secured convertible debentures” as none have been issued and accordingly the reference in the second footnote after the table marked by a double asterisk has been deleted.

7.
We note in footnote 1-185 that you state that the selling shareholders in Group A have advised you that they are not broker-dealers or affiliates of broker-dealers. In regard to the selling shareholders in Groups B and C, if any of them are broker-dealers, please identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services. If any of them are affiliated with a registered broker-dealer, please identify them as an underwriter unless you can state that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response:

The Company has revised the selling stockholders table on p.15 in the Amended Registration Statement to state that to the extent indicated otherwise, all of the selling stockholders have advised the Company that they are not broker-dealers or affiliates of broker-dealers and they believe they are not required to be broker-dealers.

8.
In the last paragraph of this section you state that the issuances to Group A and C shareholders were exempt from registration under Section 4(2) and/or Regulation S of the Securities Act of 1933. For the sales made to these shareholders, please provide the basis for your determination that these private placements complied with Section 4(2) and/or Regulation S. Specifically, address the manner in which each offering was conducted and the number of offerees. We note that you have 185 selling shareholders in Group A and that the subscription agreement for this offering was used to make sales under both Section 4(2) and Regulation S. We also note that you have 136 selling shareholders in Group C.

Response:

It is the Company’s belief that the issuances of shares of the Company’s common stock to Group A and C shareholders were made solely under Regulation S of the Securities Act of 1933 (the “Act”). The Company further believes that the issuances of shares of its common stock to Group A and C shareholders were exempt pursuant to Regulation S, as these shareholders indicated to the Company via the representations, warranties, agreements, acknowledgments and understandings made in the subscription agreements entered into by and among the Company and each of the shareholders that (i) none of the purchasers who received shares under Regulation S were a U.S. person as defined in Rule 902(k) of Regulation S, (ii) no “directed selling efforts,” which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the acquired shares, were conducted in the U.S. by the Company, any distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing, in accordance with Rule 903(c), and (iii) such purchasers acknowledged that the securities purchased must come to rest outside the U.S. All of the certificates contained an appropriate legend restricting the sale of such securities until the Regulation S holding period is satisfied. Furthermore, the Company is subject to Category 3 of Rule 903 of Regulation S and accordingly it implemented the offering restrictions required by Category 3 of Rule 903 by including a legend on all offering materials and documents which stated that the shares have not been registered under the Act and may not be offered or sold in the United States or to U.S. persons unless the shares are registered under the Act or if an exemption from registration requirements of the Act is available. The offering materials and documents also contained a statement that hedging transactions involving the shares may not be conducted unless in compliance with the Securities Act of 1933.

In addition, while the subscription agreements used to make sales to Group A shareholders contained both Regulation S purchaser representations and “Accredited Investors” declarations, the Company issued these shares solely under Regulation S. Nevertheless, at the time of the issuance to Group A shareholders, the Company chose to impose an additional requirement on the purchasers such that each of the purchasers represented and warranted to the Company that in addition to satisfying Regulation S requirements, each one of the purchasers was an “Accredited Investors.”

Last, the Company claims an exemption from the registration requirements of the Act for the private placement of its securities to Group B shareholders pursuant to Section 4(2) of the Act and/or Regulation D promulgated thereunder since, among other things, the transaction did not involve a public offering, the investors were accredited investors and/or qualified institutional buyers, the investors had access to information about the company and their investment, the investors took the securities for investment and not resale, and the Company took appropriate measures to restrict the transfer of the securities.

In light of the above, the Company believes that the aforementioned issuances to Group A and C shareholders complied with Regulation S and the Company claims an exemption from the registration requirements of the Act for the private placement of the securities to Group B shareholders pursuant to Section 4(2) of the Act and/or Regulation D promulgated thereunder.

Signature Page

9.	Form SB-2 must be signed by your Chief Accounting Officer or someone acting in that capacity. Please ensure that your next amendment is properly executed.

Response:

The Company has revised the signature page in the Amended Registration Statement to indicate that the Amended Registration Statement has been signed by Andrew Boetius, as the Company’s Chief Financial Officer and due to his performance of similar functions, as the Company’s Principal Accounting Officer.

Engineering Comments

General

10. Please provide us with a copy of the 2006 reserve report by Ancell Energy Consulting.

Response:

We enclose and make part of this response as Exhibit A a copy of our 2006 reserve report (the “Report”) from Ancell Energy Consulting, Inc. (Please note that due to the size of the Report, the Company is separately providing a copy of the Report via a Federal Express package to be sent directly to the Commission, courtesy of Ms. Levy).

Response:

Supplemental Information

Oil and Gas Producing Activities, page F-47

Net Proved and Proved Developed Reserve Summary, page F-51

11.
You indicate that in 2006 you purchased 11,565 barrels of oil and 144 million cubic feet of gas reserves. However, you do not include any costs for acquisition in 2006 in the table of Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities on page F-48. Please clarify this for us.

Response:

These reserve additions relate to working interests in 2 well properties that were assigned to the Company in the year ended March 31, 2006 (the “Assignments”).

Under the Assignments, amongst other items, the Company committed to pay greater than its working interest share of certain exploration and development costs, primarily consisting of drilling costs. The Assignments created a joint ownership and operation via a pooling of assets in a joint undertaking. In accordance with the principles of pooling of capital, the Company has not recorded or reported a cost for the mineral interest acquired.

The Company has also consulted with its independent petroleum engineer as to the correct presentational treatment of these reserves in the tables in pages F-51 and F-52, and has determined that reporting as Purchases in Place was more appropriate than Extensions and Discoveries, since the Company did not hold an existing interest in the properties at the start of the fiscal year ended March 31, 2006.

12.	Please revise your document to provide an explanation for the significant reserve changes in your reserve tables on page F-51 through F-54. See paragraph 11 of SFAS 69 for guidance.

Response:

The Company has revised the Amended Registration Statement to include the following explanations for the significant reserve changes.

“The main changes in proved reserves during the fiscal years ended March 31, 2004, 2005 and 2006, respectively, were as follows:

Fiscal year ended March 31, 2004: the Company acquired its interest in the Kansas properties during this year. Net proved reserves at March 31, 2004 represent reserves for certain wells on these properties, and which are also reported as acquired during the year (gross of production in the period).
Fiscal year ended March 31, 2005: as at March 31, 2005 the Company’s reserves related solely to the Kansas properties. During the year new wells were drilled leading to discoveries of reserves and further wells were identified and planned as at year end for which related proven reserves are reported as other additions. Revisions of previous estimates are also reported for Kansas wells for which reserves were carried in the previous year.

Fiscal year ended March 31, 2006: as at March 31, 2006 Index’s reserves related to the Kansas properties and 2 new well properties in Louisiana and Texas. On the Kansas properties during the year further new wells were drilled leading to discoveries of reserves and further additional wells were identified and planned as at year end for which related proven reserves are reported as other additions. Revisions of previous estimates are also reported for Kansas wells for which reserves were carried in the previous year. Reserves relating to the 2 new well properties in Louisiana and Texas are reported as Purchase additions in the year, since the interests in these properties were not held at the start of the year.”

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Sasha Ablovatskiy at (212) 930-9700.

Very truly yours,

Richard A. Friedman

cc: Mr. Lyndon West,
Chief Executive Officer